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ABOUDI & BROUNSTEIN LAW OFFICES 3 GAVISH ST., POB 2432 KFAR SABA IND. ZONE 44641 ISRAEL Tel. 972- 9-764-4833 Fax. 972-9-764-4834

   August 25, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549-6010

Attention:

Jeffrey Riedler

Re:

Med-Emerg International Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form SB-2, filed July 26, 2006
File No. 333-97441

Dear Mr. Riedler:

In connection with the above-referenced filing, we are electronically transmitting Post-Effective Amendment No. 3 (the “Amendment”) to Registration Statement on Form SB-2 (the “Registration Statement”), filed by Med-Emerg International Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) today, along with a blacklined document that shows the changes made from Post-Effective Amendment No. 2 to the Registration Statement, filed with the Commission on July 26, 2006.

The Amendment is being filed in response to the staff’s letters, dated August 7, 2006 and August 18, 2006, and also to update the Registration Statement to incorporate financial statements and updated disclosure for the quarter ended June 30, 2006.  The Amendment also reflects the extension of the expiration date of the warrants (the issuance of the underlying shares of which are registered pursuant to the Registration Statement) from August 11, 2006 to September 11, 2006.  The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the staff’s comment letter of August 18, 2006.  For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

1.

Please file your draft response letter and proposed changed pages as CORRES on EDGAR.

The draft response letter and proposed changed pages were filed as CORRES on EDGAR on August 25, 2006.

2.

We note your response to our prior comment 2 that the selling stockholders are your public warrant holders.  We note that you registered the issuance of these warrants and the issuance of the common shares underlying the warrants on your F-1, file no. 333-21899 and agreed to update that prospectus during any period in which offers or sales are being made.  It is our understanding that since you had yet to issue the common shares, you filed this registration statement, file no. 333-97441, on July 31, 2002 to update the prospectus and to register the resale of the common stock issuable pursuant to the warrants.  It appears, however, that you may have intended to register the issuance of the common stock pursuant to the warrants.  Please provide us your analysis as to what registration or exemption from registration covers the issuance of the common shares underlying the warrants, or revise your registration statement so that it reflects the registration of the issuance of the warrants and not re resale of the common stock issuable pursuant to the warrants.

Pursuant to the Amendment, the Registration Statement has been revised to reflect the registration of the issuance of the common shares underlying the warrants upon the exercise of the warrants by the holders thereof.

3.  Please update your disclosure throughout to provide updated financial statements and related financial information through June 30, 2006.

The Amendment includes financial statements and related disclosure through the quarter ended June 30, 2006.

Should the Staff have any additional questions or comments with respect to the Amendment, please direct such questions to me at (212) 202-0783 or to David Aboudi (011-972-9-764-4834).

Very truly yours,

/s/ Jonathan P. Freedman

Jonathan P. Freedman

cc:

Dr. Ramesh Zacharias

William J. Danis

David Aboudi